November 18, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Paul Fischer

Re:	Mosaic Acquisition Corp.

Registration Statement on Form S-4

Amendment No. 1 Filed October 29, 2019

File No. 333-233911

Ladies and Gentlemen:

On behalf of Mosaic Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 13, 2019 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Form S-4

What are the material United States Federal income tax consequences to Vivint Smart Home stockholders?, page xvi

1.	Please revise to clarify that you have received a tax opinion on the material tax consequences described.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages xvi, 283, 284 and 285 to clarify that it has received a tax opinion on the material tax consequences of the merger.

Unaudited Pro Forma

Condensed Consolidated Financial Statements, page 72

2.	Please provide a third redemption scenario in your pro forma presentation that leaves Mosaic with at least $5,000,001 of tangible net assets, which is assumed to be a redemption of 34 million shares.

In response to the Staff’s comment, the Registrant has revised its pro forma presentation on pages 23 through 26 and 71 through 83 to include a redemption scenario that leaves Mosaic with at least $5,000,001 of tangible net assets, which is assumed to be a redemption of 34 million shares.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Presentation, page 78

3.

We note in your response to prior comment 16 that with respect to the first and second earnouts, the probability of achievement of the market conditions for these earnouts is uncertain at this point in time and that the expenses associated with the issuance of these earnouts are not expected to be material. In light of the number of shares of New Vivint Parent Class A common stock the holders will receive on the achievement of each target, it is unclear why the earnouts are not expected to be material to your financial statements. Quantify in your disclosure the minimum value that may be incurred from the earnouts, upon the achievement of the market conditions, and clarify how it would affect your future results of operations, if incurred.

In accordance with the merger agreement, upon achievement of the earnout vesting criteria (i.e. VWAP of the Acquirer Common Stock price reaching $12.50 and $15.00, respectively) all existing Vivint Smart Home equity holders, including holders of Rollover Equity Awards (as defined in the Registration Statement), are entitled to receive at the time of the merger a portion of the earnout shares, the amount of which will be based on their relative share ownership in Vivint Smart Home immediately prior to the merger (“Earnout Shares”). Immediately prior to the merger, a portion of the Rollover Equity Awards will remain unvested, and thus the Earnout Shares related to these unvested awards will be subject to the same vesting terms as the Rollover Equity Awards. The Registrant has preliminarily concluded that the Earnout Shares associated with unvested Rollover Equity Awards could be subject to stock-based compensation expense under ASC 718. However, the Earnout Shares subject to ongoing vesting represent an insignificant portion of the total Earnout Shares. Although the Registrant’s determination of the accounting related to the Earnout Shares is still ongoing, the Registrant believes that any stock-based compensation expense associated with these unvested Rollover Equity Awards will be immaterial to its overall operating results. Further, nearly all of the Earnout Shares will be issued either to non-employee shareholders or to holders of vested Rollover Equity Awards. The Registrant has preliminarily concluded that the Earnout Shares issued to non-employee shareholders and to holders of vested Rollover Equity Awards are not within the scope of ASC 718, as they are not tied to an exchange for goods or services that would be used or consumed in the Registrant’s operations.

For the Earnout Shares issued to non-employee shareholders and to holders of vested Rollover Equity Awards, the Registrant has assessed whether the Earnout Shares should be classified as a liability or equity within the scope of ASC 480 and preliminarily concluded that these are an equity-linked instrument. The Registrant preliminarily concluded each Earnout Share to be a freestanding instrument, given it reflects a contingent forward contract to issue more shares, and the number of shares is a fixed amount. As the monetary value is based predominately on share price, the Registrant’s preliminary accounting conclusion is that the arrangement is outside the scope of ASC 480.

The Registrant then considered whether the Earnout Shares meet the definition of a derivative under ASC 815. Based on their terms, the Earnout Shares were preliminarily determined to be a derivative instrument; however, ASC 815-10-15-74(a) states that “Notwithstanding the conditions of paragraphs 815-10-15-13 through 815-10-15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of the Subtopic: a. Contracts issued or held by the reporting entity that are both: 1. Indexed in its own stock 2. Classified in stockholders’ equity in the statement of financial position.” To evaluate the first criteria in ASC 815-10-15-74(a), the Registrant reviewed ASC 815-40-15 and preliminarily concluded that the Earnout Shares are indexed to the Registrant’s stock, at both share price targets of $12.50 and $15.00. To evaluate the second criteria in ASC 815-10-15-74(a), the Registrant considered the guidance in ASC 815-40-25-1 through 25-43, along with the related implementation guidance in ASC 815-40-55-1 through 55-18, to determine if this arrangement is equity classified. ASC 815-40-25-7 through 25-38 include additional conditions that must be met for equity classification, including whether the issuer will have the ability, in all cases, to settle in shares. Based on the Registrant’s evaluation of the abovementioned guidance, the Registrant has preliminarily concluded that the Earnout Shares meet the equity classification criteria. As such, the Registrant has preliminarily concluded that the Earnout Shares qualify for the scope exception in ASC 815-10-15-74(a) and meet the criteria for equity classification under ASC 815-40.

As noted above, the Earnout Shares are within the scope of ASC 815 and meet the criteria for equity classification. ASC 815-40-30-1 requires that the initial measurement of the Earnout Shares be at fair value. Therefore, the Registrant will recognize the Earnout Shares at their fair value within equity. As a result, the accounting for the Earnout Shares is not expected to have an impact on the Registrant’s Statement of Operations, other than the immaterial stock-based compensation charge for the Earnout Shares related to the unvested Rollover Equity Awards discussed above.

Because the classification of contracts and features can change overtime, the Registrant will reassess the Earnout Shares at each balance sheet date to determine the appropriate classification. As the Earnout Shares are expected to initially be classified as equity, and presuming they remain classified as equity at the time of achievement of the vesting criteria, if any shares are ultimately delivered to the equity holders, they will be recorded in equity as shares issued, with the appropriate allocation to common stock at par and additional paid-in capital. Since the Earnout Shares follow the guidance under ASC 815-40, there is no remeasurement unless reclassification is required.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 72 to clarify that it has preliminarily concluded that the Earnout Shares will be classified as equity on its balance sheet and that the Registrant expects any stock-based compensation charges associated with the Earnout Shares to be immaterial.

Material U.S. Federal Income Tax Consequences, page 83

4.

We have considered the form of tax opinion filed as Exhibit 8.1 and the changes to the tax disclosure in response to prior comment 5. Your discussion of the tax consequences of the merger to holders of Vivint Smart Home Common Stock beginning at page 284, however, does not appear to constitute an opinion of counsel with respect to Section 368(a) and/or Section 351 of the Code, but rather that such is what the parties intend and counsel is assuming. Please revise so that counsel opines on the legal conclusions underlying the opinion. Refer to Sections III.C.1 and 3 of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

In response to the Staff’s comment, the Registrant has included a tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as Exhibit 8.2 and revised the disclosure on pages xvi, 283, 284 and 285 to make corresponding changes.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Capitalized Contract Costs, page 192

5.

We note in your response to prior comment 28, your reference to the guidance in ASC 340-40-35-1 as the basis for your amortization policy. Explain to us your consideration of customer attrition when selecting the straight-line method of amortization. In this regard, it appears as a result of customer attrition, the greatest amount of goods and services would be transferred under a portfolio of customer contracts in the initial period and would subsequently decline as the number of customers decline.

When determining its method of amortization, Vivint Smart Home considered the guidance in ASC 340-40-35-1, which states that “an asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.” Vivint Smart Home also considered the following guidance in FASB Transition Resource Group for Revenue Recognition Staff Paper 57, “Capitalization and Amortization of Incremental Costs of Obtaining a Contract,” issued November 7, 2016 (“TRG 57”):

“30. In the staff’s view, the amortization guidance in Subtopic 340-40 is conceptually consistent with the notion of amortizing an asset over its estimated useful life in other Topics. For example, under Topic 350, Intangibles—Goodwill and Other, an intangible asset should be amortized over its useful life, as follows: 350-30-35-6 A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

In accordance with the guidance in ASC 340-40-35-1 and TRG 57, Vivint Smart Home considered how its services are transferred to the customer and how the economic benefits of the deferred costs are consumed or otherwise used up. Vivint Smart Home determined that a straight-line method of amortization would be required under this guidance because it delivers its services and the customer consumes those services at a consistent level over time. This method is also consistent with Vivint Smart Home’s policy of recognizing revenue on a straight-line basis, which is consistent with the pattern of providing services to the customer.

Vivint Smart Home did consider customer attrition when it evaluated facts and circumstances to determine an appropriate amortization period (period of benefit), as required by the guidance in TRG 57, paragraph 32.c, and Vivint Smart Home believes the rate of attrition is consistent with the period of benefit.

In response to the Staff’s comment, the Registrant has expanded its policy disclosures on pages 192, 193, F-54 and F-107 related to amortization of capitalized contract costs to clarify that amortization on a straight-line basis is consistent with the pattern in which Vivint Smart Home provides services to its customers.

6.

We note for the amortization of deferred contract costs, Vivint Smart Home uses one period of benefit for its entire portfolio of contracts. Please expand your policy disclosure to clarify how mechanically amortization expense is calculated and advise us. In this regard, clarify whether you calculate amortization expense on the entire asset balance or do you assign deferred contract costs to separate portfolios based upon the initial date of service or other characteristics.

In response to the Staff’s comment, the Registrant has expanded its policy disclosures on pages 192, 193, F-54 and F-107 related to amortization of capitalized contract costs to clarify that Vivint Smart Home calculates amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortizes those deferred contract costs on a straight-line basis over the expected period of benefit.

7.

We note you disclose that “these deferred costs are periodically reviewed for impairment.” However, in your response to prior comment 28 you stated that Vivint Smart Home recognizes impairment losses related to the termination of a customer relationship by using a five year amortization period, i.e. the effect of not recognizing specific impairment losses for customer relationships that terminate sooner than five years is offset by the effect of “over-recognizing” amortization expense over time for customer relationships that will last longer than five years. Please explain to us how this policy is in compliance with GAAP and clearly describe in your policy disclosure your actual policy.

Vivint Smart Home considers carefully the balance of the deferred contract cost asset it reports on its consolidated balance sheets (“Capitalized contract costs, net”) and whether that asset will be recoverable.

As noted above in the response to comment 5, Vivint Smart Home amortizes deferred contract costs in a pattern consistent with the manner in which services are provided to a customer and consistent with the pattern in which the deferred contract assets are consumed or used up. Vivint Smart Home believes this pattern of amortization appropriately reduces the carrying value of the asset over time to reflect the decline in the value of the asset as the remaining period of benefit for each monthly portfolio of contracts decreases.

In addition to amortizing the asset, Vivint Smart Home considers the carrying amount of the asset for each monthly portfolio of contracts on the balance sheet for impairment in accordance with ASC 340-40-35-3, which states:

“An entity shall recognize an impairment loss in profit or loss to the extent that the carrying amount of an asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 exceeds: a.) The amount of consideration that the entity expects to receive in the future and that the entity has received but has not recognized as revenue, in exchange for the goods or services to which the asset relates (“the consideration”), less b.) The costs that relate directly to providing those goods or services and that have not been recognized as expenses.”

Vivint Smart Home considers factors such as increased attrition rates, economic factors, industry developments, or other factors that could indicate possible impairment of the asset. If such factors are identified, Vivint Smart Home considers whether the asset is impaired, the amount of any such impairment, and if the estimated period of benefit used for amortization remains appropriate.

When evaluating recoverability of the asset, Vivint Smart Home also considers, in accordance with ASC 340-40-35-3, the amount of consideration it has and expects to receive related to the asset. Vivint Smart Home notes that for a significant majority of its contracts, it recovers all of the costs related to equipment at the inception of the contract as cash, as equipment is received at the inception of the contract. Vivint Smart Home recovers the balance of the deferred costs (primarily commissions and installation costs) over an average period of approximately three years, which is substantially less than the five-year period of benefit.

In response to the Staff’s comment, the Registrant has expanded its policy disclosures on pages 192, 193, F-54 and F-107 related to capitalized contract costs to clarify Vivint Smart Home’s policies related to impairment of such costs.

Condensed Consolidated Financial Statements (unaudited), page F-91

8.	Please update your financial statements for the period ended September 30, 2019 and the related pro forma financial information elsewhere in the filing.

In response to the Staff’s comment, the Registrant has revised the disclosure throughout Amendment No. 2 to update its financial statements and related pro forma and other applicable financial information to reflect results for the nine-month period ended September 30, 2019.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission

Kathleen Krebs

Robert S. Littlepage

Kathryn Jacobson

Mosaic Acquisition Corp.

David M. Maura

William H. Mitchell

Vivint Smart Home, Inc.

Shawn J Lindquist

Simpson Thacher & Bartlett LLP

Elizabeth A. Cooper

Igor Fert